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                              December 7, 2021

       Hunter Horsely
       Chief Executive Officer
       Bitwise 10 Crypto Index Fund
       400 Montgomery Street, Suite 600
       San Francisco, CA 94111

                                                        Re: Bitwise 10 Crypto
Index Fund
                                                            Form 8-K filed
December 2, 2021
                                                            File No. 000-56270

       Dear Mr. Horsely:

               We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed December 2, 2021

       Item 4.02, page 1

   1.                                                   We note your disclosure
that WithumSmith+Brown PC (   WSB   ), advised the Sponsor
                                                        that since the amended
text of Note 3 was added subsequently to the issuance of the opinion related to the
Trust   s financial statements issued on April 22, 2021, the text of
                                                        Note 3 as amended could
not be relied upon as part of the existing opinion over the
                                                        audited financial
statements. Please revise your filing to address the following:

                                                              Refer to Item
4.02(b) of Form 8-K and revise to provide all of the required disclosures if you
are advised by, or received notice from, your independent
                                                            accountant that
disclosure should be made or action should be taken to prevent future reliance on a
previously issued audit report to previously issued financial statements;
                                                            and
                                                              Revise to include
an independent accountant   s letter as required by the Form 8-K
                                                            instructions under
Item 4.02(c)(3). Please also tell us whether you have completed all of the other steps
specified by Item 4.02 (c).

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Hunter Horsely
Bitwise 10 Crypto Index Fund
December 7, 2021
Page 2

action by the staff.

       You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if
you have questions regarding these comments.



FirstName LastNameHunter Horsely                        Sincerely,
Comapany NameBitwise 10 Crypto Index Fund
                                                        Division of Corporation
Finance
December 7, 2021 Page 2                                 Office of Finance
FirstName LastName